[D.R. Horton, Inc. Letterhead]
February 2, 2010
VIA FEDERAL EXPRESS DELIVERY AND EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 4631
Washington, D.C. 20549
Attention: Errol Sanderson, Financial Analyst

Re:	D.R. Horton, Inc.
Response to letter dated January 13, 2010 relating to Annual
Report on Form 10-K for the FYE September 30, 2009 filed
November 20, 2009 and Definitive Proxy Statement on
Schedule 14A filed December 17, 2009
File No. 1-14122
Ladies and Gentlemen:
     On behalf of D.R. Horton, Inc. (the “Company”), I am writing in response to your letter dated January 13, 2010, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings for the Company. For your convenience, the full text of the Staff’s comment is reproduced below together with the Company’s response thereto.
FORM DEF 14A FILED DECEMBER 17, 2009 (“Proxy Statement”)
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 20
1.	It is not clear how you derive the potential payouts associated with the annual and long-term incentive plans. We would expect to see appropriate disclosure in the Compensation Discussion and Analysis relating to the methodologies you used to develop the target and maximum payouts under each of these forms of compensation.
Response:
     In future filings, we will expand our disclosure in the Compensation Discussion and Analysis (“CD&A”), if applicable, to include information relating to how we determined the target and maximum payouts under our annual and long-term bonus plans. The following

Securities and Exchange Commission
February 2, 2010

information is reflective of the type of additional disclosure we will include in our future CD&A when discussing annual and long-term bonus programs.
First Cash Component — page 25
     The Compensation Committee made the subjective determination to select the 2% maximum on adjusted pre-tax income as the maximum bonus under this performance goal based on its determination that if the maximum were paid, the amount would be reasonable in relation to the goal achieved and reasonable in relation to the Company’s goal of containing overall SG&A expense. When considering the reasonableness of compensation, we consider the level of our current overall SG&A expense in relation to our prior SG&A expense levels relative to the current and prior housing market conditions and in relation to whether we believe SG&A expense will be competitive with our peer group. The Company’s SG&A containment or expense for fiscal 2009 relative to its peer group is set forth on page 27. The Compensation Committee also considered that in certain years prior to the recent housing downturn, the Company had used a 2% maximum which was within the range of percentage maximums used by the Company’s peer group companies who used a similar pre-tax income goal (percentages of our peers have approximated percentages in the 1% to 3% range in certain years). In those prior years we believe our SG&A expense was competitive with our peers and we believe by using a 2% maximum for fiscal 2009 and going forward, we will be able to continue to incentivize our executives to achieve positive pre-tax income and achieve competitive levels of SG&A expense, both of which we believe align the executive’s interests with those of our stockholders.
     The maximum levels, including the maximum percentage, are set at the beginning of the fiscal year and are based on a subjective outlook of anticipated performance. Because the selection of 2% as the maximum percentage was a subjective determination and not one based on any formulaic method or benchmark, the Compensation Committee maintains the right to use its discretion in adjusting downward the amount earned before it is paid.
Second Cash and Equity Component — page 25
     The Compensation Committee made the subjective determination to set the total $2 million “target” level bonus that could be earned under these performance goals based on its determination that if this amount were paid and included in total compensation, total compensation would be within the range of total compensation awarded to similar executives at the Company’s peer group and would be reasonable in relation to the Company’s goal of containing overall SG&A expense. Factors we considered in reviewing reasonableness of compensation are discussed above and the Company’s SG&A containment or expense for fiscal 2009 relative to its peer group is set forth on page 27. The subjective determination to set the total $4 million “maximum”, or two times target, level bonus that could be earned was based on our belief that this maximum will incent superior performance on the two performance goals to the top tier performance in the homebuilding industry which we believe will lead to the creation of value for our stockholders (additional information on these performance goals is set forth on pages 24 through 27). In selecting the maximum amount, we also considered that if this amount were paid, would the payment be reasonable in relation to the superior performance achieved and

Securities and Exchange Commission
February 2, 2010

reasonable in relation to total SG&A expense. Because the “target” and “maximum” amounts were subjective determinations and not based on any formulaic method or benchmark, the Compensation Committee maintains the right to use its discretion in adjusting downward the amount earned. The Compensation Committee reduced the maximum amount from $8 million in fiscal 2008 to $4 million in fiscal 2009 and the target amount from $4 million in fiscal 2008 to $2 million in fiscal 2009 as total compensation for homebuilding executives has generally declined due to the continued downturn in the economy and homebuilding industry.
2010 Fiscal Year — Annual Incentive Bonus Opportunity — page 30
     For the reasons stated above with respect to fiscal 2009, we continue to believe that a similar 2% maximum on pre-tax income is appropriate for fiscal 2010.
2009 Fiscal Year — Long-Term Incentive Awards — page 27
Performance Units
     The Compensation Committee made the subjective determination to set the “target” and “maximum” number of performance units based on its determination that if the target or maximum amount were paid, total compensation would be within the range of total compensation paid to similar executives at the Company’s peer group and would be competitive with the Company’s goal of maintaining reasonable compensation expense, each in relation to the goal level achieved. Factors we considered in reviewing reasonableness are discussed above and the Company’s SG&A containment or expense for fiscal 2009 relative to its peer group is set forth on page 27. We further believe that it is important to set a maximum that is significantly higher than the target to incent superior relative performance to the top level on the two performance goals which we believe will lead to the creation of value for our stockholders (additional information on these performance goals is set forth on page 28).
     In determining the target number we reviewed the estimated grant date fair value of the target award and the related estimated annual compensation expense. The grant date fair value was determined by multiplying the potential target number of performance units under consideration by our current stock price (see Grants of Plan-Based Awards table on page 38 and note 4 thereto on page 39). Generally, the annual compensation expense was estimated by taking into account the number of performance units that could vest during a fiscal year multiplied by an estimated price of our common stock. The Compensation Committee chose to further incent the officers by potentially increasing the target up to the maximum, as set forth in the table on page 28, in the event that superior performance is achieved on the performance goals relative to our peer group. The Compensation Committee subjectively chose the maximum of two times target to further incent performance toward the top performance in the homebuilding industry. We also reviewed the estimated grant date fair value of the maximum award and the related estimated annual compensation expense. Because the target and maximum amounts were subjective determinations and not based on any formulaic method or benchmark, prior to paying any amount under this bonus, the Compensation Committee maintains the right to use its discretion in adjusting downward the amount earned.

Securities and Exchange Commission
February 2, 2010

     In fiscal 2009, the grant date fair value of the target number of performance units awarded was lower than the grant date fair value of the target number of performance unit awarded in fiscal 2008 primarily because the per share price of our common stock was $7.34 on the 2009 grant date and $14.50 on the 2008 grant date (see the applicable Grants of Plan-Based Awards table for more information on the grant date fair value of the performance units).
As requested by the Staff, the Company hereby acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding this filing, please contact Bill W. Wheat, Executive Vice President and Chief Financial Officer of the Company, by telephone at (817) 390-8200 or by telecopy at (817) 390-1715.

Kind regards,
/s/ Bill W. Wheat
Bill W. Wheat

cc:	Jay Ingram, Legal Branch Chief Thomas B. Montano, Esq., D.R. Horton, Inc. Irwin F. Sentilles, III, Esq., Gibson, Dunn & Crutcher LLP